UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the month of April 2010

Commission File Number: 001-14550

China Eastern Airlines Corporation Limited

(Translation of Registrant’s name into English)

2550 Hongqiao Road
Hongqiao Airport
Shanghai, China 200335

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:  ☒ Form 20-F    ☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:  ☐ Yes    ☒ No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):    n/a

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

China Eastern Airlines Corporation Limited
(Registrant)

Date April 19, 2010	By	/s/ Luo Zhuping
Name: Luo Zhuping
Title: Director and Company Secretary

Certain statements contained in this announcement may be regarded as "forward-looking statements" within the meaning of the U.S. Securities Exchange Act of 1934, as amended.  Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements.  Further information regarding these risks, uncertainties and other factors is included in the Company's filings with the U.S. Securities and Exchange Commission.  The forward-looking statements included in this announcement represent the Company's views as of the date of this announcement.  While the Company anticipates that subsequent events and developments may cause the Company's views to change, the Company specifically disclaims any obligation to update these forward-looking statements, unless required by applicable laws.  These forward-looking statements should not be relied upon as representing the Company's views as of any date subsequent to the date of this announcement.

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

(A joint stock limited company incorporated in the People’s Republic of China with limited liability)
(Stock code: 00670)

OVERSEAS REGULATORY ANNOUNCEMENT
ANNOUNCEMENT ON RESOLUTIONS OF THE SUPERVISORY COMMITTEE

This overseas regulatory announcement is made pursuant to rule 13.09(2) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

As convened by Ms. Liu Jiangbo, chairwoman of the supervisory committee of China Eastern Airlines Corporation Limited (the ‘‘Company’’), the twelfth meeting of the fifth session of the supervisory committee of the Company was held on 19 April 2010 at Shanghai International Airport Hotel. The 2009 Work Report of the supervisory committee, the resolution on nominating candidates for supervisors to the sixth session of the supervisory committee, the 2009 Annual Report and the 2010 First Quarterly Report of the Company and related matters were considered and approved on the meeting.

Ms. Liu Jiangbo, chairwoman of the supervisory committee of the Company, and Mr. Xu Zhao, Mr. Feng Jinxiong, Mr. Liu Jiashun, members of the supervisory committee, were present at the meeting. Mr. Yan Taisheng, authorized Mr. Feng Jinxiong, both as members of the supervisory committee, to vote for him in favour of the resolutions. The number of supervisors at the meeting satisfied the quorum requirements under the Company Law of the Peoples’ Republic of China (‘‘PRC’’) and the Company’s Articles of Association. As such, the meeting was legally and validly convened and held.

The supervisors present at the meeting considered and unanimously passed the resolutions as below:

1.
Considered and approved the 2009 Work Report of the Supervisory Committee (Report of the Supervisory Committee is set out in the 2009 Annual Report), and decided to submit the same to the 2009 annual general meeting of the Company for consideration and approval.

2.
Considered and approved the resolution on nominating candidates for supervisors to the sixth session of the supervisory committee, and agreed on the nomination of Liu Jiangbo, Xu Zhao and Liu Jiashun as candidates for supervisors of shareholder representatives to the sixth session of the supervisory committee, and decided to submit the same to the 2009 annual general meeting of the Company for consideration and approval.

3.
The supervisory committee is of the view that the financial report of the Company for the year 2009 truly reflected the financial position and operating results of the Company for the period under review and was objective and fair, and agreed to submit the same to the 2009 annual general meeting of the Company for consideration and approval.

4.	Agreed to the text of the 2009 Annual Report of the Company and its summary as considered and approved by the board of directors of the Company (the ‘‘Board’’).

5.
Agreed to the Profit Appropriation Proposal for the year 2009 of the Company as considered and approved by the Board, and agreed to submit the same to the 2009 annual general meeting of the Company for consideration and approval.

6.
The supervisory committee is of the view that all the contracts, agreements and other relevant documents related to the connected transactions of the Company in 2009 had complied with the legal procedures and the terms of the transactions were fair and reasonable to the Company and shareholders as a whole. The connected transactions were dealt with under stringent principles of fairness, impartiality and transparency. The supervisory committee did not discover any acts of insider trading or breach of good faith by the Board in the decision-making, execution of agreements and information disclosure.

7.
The supervisory committee is of the view that the 2010 First Quarterly Report of the Company truly reflected the financial position and operating results of the Company for the period under review and was objective and fair.

8.	Agreed to the full text of the 2010 First Quarterly Report of the Company as considered and approved by the Board.

9.	The supervisory committee confirmed that the proceeds raised from the non-public issuance of shares twice in 2009 had been applied as committed under the non-public issuance proposal.

10.
The supervisory committee reviewed the absorption by the Company of Shanghai Airlines Co., Ltd. during the year 2009 and did not discover any acts of insider trading or acts which are detrimental to the interests of the shareholders or which would cause any loss of assets or interests of the Company.

Pursuant to the provisions of section 68 of the Securities Act of the PRC, the supervisory committee reviewed the text of the 2009 Annual Report of the Company and its summary, and full text of the 2010 First Quarterly Report of the Company, and expressed the following opinions:

1.
The formulation and consideration process of the 2009 Annual Report and the 2010 First Quarterly Report of the Company are in compliance with laws and regulations, the Articles of Association and the internal management system of the Company.

2.
The form and substance of the 2009 Annual Report and the 2010 First Quarterly Report of the Company are in compliance with all provisions stipulated by the China Securities Regulatory Commission and Shanghai Stock Exchange, and contain information which truly reflected the financial position and operating results of the Company for the year 2009 and the first quarter of 2010.

3.
As of the date of this opinion, no acts of breach of confidentiality by any person involved in the formulation and consideration of the 2009 Annual Report and the 2010 First Quarterly Report of the Company had been discovered.

By order of the Board
China Eastern Airlines Corporation Limited
Luo Zhuping
Director and Company Secretary

The directors of the Company as at the date of this announcement are:

Liu Shaoyong	(Chairman)
Li Jun	(Vice Chairman)
Ma Xulun	(Director, President)
Luo Chaogeng	(Director)
Luo Zhuping	(Director, Company Secretary)
Wu Baiwang	(Independent Non-executive Director)
Xie Rong	(Independent Non-executive Director)
Sandy Ke-Yaw Liu	(Independent Non-executive Director)
Wu Xiaogen	(Independent Non-executive Director)
Ji Weidong	(Independent Non-executive Director)

Shanghai, the PRC
19 April 2010